Exhibit 99.1



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PERDIGAO S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.
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                          PERDIGAO SHOWS WHY ITS BRAND
                   IS A SYNONYM FOR EFFICIENCY AND INNOVATION

     Company strengthens its relationship with ABRAS (Brazilian Supermarkets Association), showing advancements in customer service and its new products

         PERDIGAO gets to the 39th EXPO-ABRAS Fair with a point of difference: customer service. In the past few months, the company advanced in all the parameters that meet specific needs and measure customer satisfaction. This was the market's response to ATP - Atendimento Total Perdigao (Perdigao Total Service), the most daring project ever developed by the company to ensure excellence in customer service from order to delivery.

         Because this is the most important event of the supermarket industry, the EXPO-ABRAS is an excellent occasion for the company to build a closer relationship with its partners and exchange information about market expectations. This is also the ideal scenario for the introduction of new products, which reflect the continuous innovation capacity of the company, in line with domestic and international demands and trends. PERDIGAO is bringing many launches for this 39th edition of the Fair. The great novelty is the Fast Snacks Line, which meets a growing market demand due to consumers' increasingly fast-paced life.

         Launches under the Perdigao brand:
              o   Rock Dog - frankfurt roll;
                  o Panino Pizza - pizza dough filled with ham, cheese, tomatoes and oregano;
              o Hot Wings;
              o Donutz - seasoned, breaded, ring-shaped chicken pieces;
              o Pepperoni-flavored Chicken Steak;
              o Soy Strogonoff;
              o Ham and Cheese Lasagna with tomato sauce;
              o Half-chicken with catupiry and half-mozzarella Pizza;
              o Boneless Chester;
              o Smoked turkey breast.

         Launches under the Batavo brand:
              o Thin sausages;
              o Pizza Baiana - mozzarella, ground pepperoni, onions and chili pepper.

         Sao Paulo, September 5th, 2005

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791